Amounts in USD

Dates

Collection Period No.	37			
Collection Period (from... to)	1-Sep-2026	30-Sep-2026		
Determination Date	13-Oct-2026			
Record Date	14-Oct-2026			
Distribution Date	15-Oct-2026			
Interest Period of the Class A-1 Notes (from... to)	15-Sep-2026	15-Oct-2026	Actual/360 Days	30
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Sep-2026	15-Oct-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,360,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	270,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	270,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	60,000,000.00	39,091,759.51	30,319,293.52	8,772,465.99	146.207767	0.505322
Total Note Balance	**757,360,000.00**	**39,091,759.51**	**30,319,293.52**	**8,772,465.99**		

Overcollateralization	72,621,115.25	72,623,347.58	72,623,347.58
Adjusted Pool Balance	829,981,115.25	111,715,107.09	102,942,641.10
Yield Supplement Overcollateralization Amount	31,950,769.53	1,950,940.79	1,746,320.45
Pool Balance	**861,931,884.78**	**113,666,047.88**	**104,688,961.55**

	Amount	Percentage
Initial Overcollateralization Amount	72,621,115.25	8.75%
Target Overcollateralization Amount	72,623,347.58	8.75%
Current Overcollateralization Amount	72,623,347.58	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	6.030000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	5.900000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	5.930000%	193,178.44	3.219641	8,965,644.43	149.427407
Total		**193,178.44**		**8,965,644.43**	

Amounts in USD

Available Funds	
Principal Collections	8,644,886.45
Interest Collections	710,860.71
Net Liquidation Proceeds	45,000.00
Recoveries	1,171,188.97
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	27,543.17
Available Collections	**10,599,479.30**
Reserve Fund Draw Amount	0.00
Available Funds	**10,599,479.30**

Distributions	
(1) Total Servicing Fee	94,721.71
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount	193,178.44
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	8,772,465.99
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
(9) Excess Collections to Certificateholders	1,539,113.16
Total Distribution	**10,599,479.30**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	94,721.71	94,721.71	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	193,178.44	193,178.44	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	193,178.44	193,178.44	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	193,178.44	193,178.44	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	8,772,465.99	8,772,465.99	0.00
Aggregate Principal Distributable Amount	8,772,465.99	8,772,465.99	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,074,952.79
Reserve Fund Amount - Beginning Balance	2,074,952.79
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	5,438.69
minus Net Investment Earnings	5,438.69
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,074,952.79
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	5,438.69
Net Investment Earnings on the Collection Account	22,104.48
Investment Earnings for the Collection Period	27,543.17

Notice to Investors

Note: Daimler Truck Financial Services USA LLC, as Servicer, has elected to exercise its option under Section 8.01 of the Sale and Servicing Agreement to purchase the Trust Estate (other than the Accounts) immediately after giving effect to the monthly payment of principal and interest on October 15, 2026 (the “Redemption Date”) and has deposited $30,319,293.52 into the Note Payment Account to redeem the balance of the Class A-4 notes. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	861,931,884.78	5,077
Pool Balance beginning of Collection Period	113,666,047.88	1,265
Principal Collections	6,560,203.54	
Principal Collections attributable to Full Pay-offs	2,084,682.91	
Principal Purchase Amounts	0.00	
Principal Gross Losses	332,199.88	
Pool Balance end of Collection Period	104,688,961.55	1,186
Pool Factor	12.15%	

	As of Cutoff Date	Current
Weighted Average APR	6.32%	6.97%
Weighted Average Number of Remaining Payments	40.79	20.26
Weighted Average Seasoning (months)	16.18	45.76

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	99,595,129.56	1,152	95.13%
31-60 Days Delinquent	839,720.93	19	0.80%
61-90 Days Delinquent	3,931,131.36	13	3.76%
91-120 Days Delinquent	322,979.70	2	0.31%
Total	104,688,961.55	1,186	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	4.06%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		**Cumulative**	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	332,199.88	4	76,295,060.81	606
Principal Net Liquidation Proceeds	44,738.05		10,052,237.34	
Principal Recoveries	1,149,707.33		31,724,351.59	
Principal Net Loss / (Gain)	(862,245.50)		34,518,471.88	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(9.477%)
Prior Collection Period	(7.383%)
Second Prior Collection Period	(18.795%)
Third Prior Collection Period	(11.078%)
Four Month Average	(11.683%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	4.005%
Average Net Credit Loss/(Gain)	56,961.17

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime CPR
Pd.	Gross	Net	31-60	61-90	91+	
1	0.12%	0.07%	0.68%	0.04%	- %	7.02%
2	0.17%	0.11%	0.40%	0.07%	0.03%	6.78%
3	0.28%	0.19%	1.15%	0.09%	0.03%	6.84%
4	0.43%	0.27%	0.82%	0.32%	0.03%	5.82%
5	0.59%	0.39%	0.95%	0.46%	0.15%	6.31%
6	0.78%	0.50%	2.21%	0.29%	0.27%	6.09%
7	1.05%	0.72%	3.15%	1.27%	0.12%	5.83%
8	1.28%	0.91%	1.84%	2.03%	1.00%	5.88%
9	2.04%	1.60%	1.17%	0.94%	1.73%	7.14%
10	1.76%	1.24%	1.73%	0.89%	0.46%	8.17%
11	2.02%	1.42%	1.82%	1.08%	0.31%	8.46%
12	2.25%	1.57%	1.54%	0.96%	0.59%	8.65%
13	2.54%	1.82%	2.16%	1.03%	0.65%	8.63%
14	2.92%	2.10%	3.37%	1.32%	0.46%	9.23%
15	3.11%	2.19%	1.38%	2.88%	1.03%	8.95%
16	3.57%	2.56%	1.95%	0.60%	2.67%	9.34%
17	4.25%	3.07%	1.77%	1.12%	1.38%	9.93%
18	4.50%	3.17%	1.19%	1.78%	0.59%	9.76%
19	4.77%	3.35%	3.09%	1.40%	0.92%	9.60%
20	4.96%	3.33%	1.63%	1.73%	1.26%	9.63%
21	5.53%	3.75%	1.88%	1.43%	0.96%	10.00%
22	5.82%	3.86%	1.67%	1.64%	1.07%	10.18%
23	6.05%	3.73%	3.25%	1.40%	1.30%	10.30%
24	6.42%	3.94%	3.16%	0.88%	1.13%	11.07%
25	6.52%	3.85%	5.94%	0.47%	1.58%	10.60%
26	6.95%	4.12%	2.09%	0.86%	0.41%	10.95%
27	7.07%	4.18%	1.93%	1.11%	0.57%	10.60%
28	7.20%	4.13%	9.40%	0.88%	1.01%	10.73%
29	7.46%	4.30%	9.55%	5.05%	0.48%	10.52%
30	7.58%	4.28%	2.82%	5.63%	3.08%	10.32%
31	8.03%	4.56%	5.70%	1.69%	3.37%	10.66%
32	8.63%	4.66%	3.14%	4.04%	0.14%	10.88%
33	8.68%	4.57%	2.83%	3.31%	1.22%	10.02%
34	8.72%	4.42%	2.38%	2.35%	0.69%	10.59%
35	8.78%	4.19%	2.41%	0.49%	0.22%	10.87%

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime CPR
Pd.	Gross	Net	31-60	61-90	91+	
36	8.81%	4.10%	5.76%	3.18%	0.24%	10.57%
37	8.85%	4.00%	0.80%	3.76%	0.31%	10.25%